                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM 11-K

                                 ANNUAL REPORT
                          Pursuant to Section 15(d) of
                      The Securities Exchange Act of 1934

                 For the Years Ended December 31, 1998 and 1997
                         Commission File Number 1-4166

                              FRONTIER CORPORATION
                                   EMPLOYEES'
                            RETIREMENT SAVINGS PLAN
                              (Full name of plan)

                              FRONTIER CORPORATION
                         (Name of issuer of securities
                           held pursuant to the plan)

                            180 South Clinton Avenue
                        Rochester, New York  14646-0700
                    (Address of principal executive offices)

                              REQUIRED INFORMATION

             Index to Financial Statements and Schedules                    Page 1
             Report of Independent Accountants                              Page 2
             Statements of Net Assets Available for Benefits, with
              Fund Information at December 31, 1998 and 1997                Pages 3 - 4
             Statement of Changes in Net Assets Available for Benefits,
              with Fund Information for the Year Ended December 31, 1998    Page 5
             Notes to Financial Statements                                  Pages 6 - 9
             Schedule of Assets Held for Investment Purposes                Schedule I
             Schedule of Loans or Fixed Income Obligations                  Schedule II
             Schedule of Reportable Transactions                            Schedule III



The following exhibit is filed as part of this Report.

       Consent of Independent Accountants

Frontier Corporation
Employees' Retirement
Savings Plan
Financial Statements
December 31, 1998 and 1997

Frontier Corporation
Employees' Retirement Savings Plan
Index to Financial Statements                                          Page 1
------------------------------------------------------------------------------


Report of Independent Accountants                                   Page 2


Statements of Net Assets Available for Benefits, with
Fund Information at December 31, 1998 and 1997                      Pages 3 - 4


Statement of Changes in Net Assets Available for Benefits,
with Fund Information for the Year Ended December 31, 1998          Page 5


Notes to Financial Statements                                       Pages 6 - 9


Line 27a - Schedule of Assets Held for Investment Purposes          Schedule I


Line 27b - Schedule of Loans or Fixed Income Obligations            Schedule II


Line 27d - Schedule of Reportable Transactions                      Schedule III



                        *    *    *    *    *    *    *

* Other schedules required by Section 2520 103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicabble.

                       Report of Independent Accountants


February 26, 1999

To the Participants and Administrator of the Frontier Corporation Employees' Retirement Savings Plan


In our opinion, the accompanying statements of net assets available for benefits, with fund information, and the related statement of changes in net assets available for benefits, with fund information present fairly, in all material respects, the net assets available for benefits of the Frontier Corporation Employees' Retirement Savings Plan at December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974 ("ERISA"). The fund information in the statements of net assets available for benefits, with fund information, and the statement of changes in net assets available for benefits, with fund information is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. Schedules I, II and III and the fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP

Frontier Corporation
Employees' Retirement Savings Plan
Statement of Net Assets Available for Benefits, with Fund Information     Page 3
--------------------------------------------------------------------------------

                                                           Fund Information at December 31, 1998
                                    --------------------------------------------------------------------------------
                                                                     Participant Directed
                                    --------------------------------------------------------------------------------


                                         Fund A         Fund B          Fund C           Fund D          Fund E
            Assets
Investments, at fair value:
Registered investment companies -
  Putnam Income Fund                $  12,899,159
  Putnam Global Growth Fund                         $ 23,481,464
  Putnam Voyager Fund                                              $  52,783,761
  Putnam Fund for Growth
   and Income
  Putnam Asset Allocation Fund
   Balanced Portfolio
Common trust -
  Putnam S & P 500 Index Fund                                                                        $  37,889,923
Stable Value Fund                                                                   $   39,410,558
Frontier Corporation Common Stock
Participant loans
                                    -------------   ------------   -------------    --------------   -------------
   Total investments                   12,899,159     23,481,464      52,783,761        39,410,558      37,889,923
                                    -------------   ------------   -------------    --------------   -------------
Receivables:
Participants' contributions
Employer's contributions
   Total receivables

Net assets available for benefits   $  12,899,159   $ 23,481,464   $  52,783,761    $   39,410,558   $  37,889,923
                                    =============   ============   =============    ==============   =============


                                                           Fund Information at December 31, 1998
                                    -------------------------------------------------------------------------------------------
                                                                     Participant Directed
                                    -------------------------------------------------------------------------------------------

                                                                                   Participant
                                         Fund F          Fund G          Fund H       Loans          Other           Total
          Assets
Investments, at fair value:
Registered investment companies -
  Putnam Income Fund                                                                                             $    12,899,159
  Putnam Global Growth Fund                                                                                           23,481,464
  Putnam Voyager Fund                                                                                                 52,783,761
  Putnam Fund for Growth
   and Income                                        $   3,106,035                                                     3,106,035
  Putnam Asset Allocation Fund
   Balanced Portfolio                                                 $1,179,075                                       1,179,075
Common trust -
  Putnam S & P 500 Index Fund                                                                                         37,889,923
Stable Value Fund                                                                                                     39,410,558
Frontier Corporation Common Stock     $  79,185,985                                                                   79,185,985
Participant loans                                                                  $   7,314,405                       7,314,405
                                      -------------  -------------    ----------   -------------                 ---------------
   Total investments                     79,185,985      3,106,035     1,179,075       7,314,405                     257,250,365
                                      -------------  -------------    ----------   -------------                 ---------------
Receivables:
Participants' contributions                                                                      $      844,359          844,359
Employer's contributions                                                                              1,441,579        1,441,579
                                                                                                 --------------  ---------------
   Total receivables                                                                                  2,285,938        2,285,938
                                                                                                 --------------  ---------------

Net assets available for benefits     $  79,185,985  $   3,106,035    $1,179,075   $   7,314,405 $    2,285,938  $   259,536,303
                                      =============  =============    ==========   ============= ==============  ===============


  The accompanying notes are an integral part of these financial statements.

Frontier Corporation
Employees' Retirement Savings Plan
Statement of Net Assets Available for Benefits, with Fund Information     Page 4
--------------------------------------------------------------------------------

                                                                  Fund Information at December 31, 1997
                                        -------------------------------------------------------------------------------------
                                                                          Participant Directed
                                        -------------------------------------------------------------------------------------
                                           Fund A        Fund B          Fund C        Fund D          Fund E         Fund F
            Assets
Investments, at fair value:
  Registered investment companies -
    Putnam Income Fund                 $ 12,539,046
    Putnam Global Growth Fund                          $18,163,092
    Putnam Voyager Fund                                               $42,749,688
    Putnam Fund for Growth
     and Income
    Putnam Asset Allocation Fund
     Balanced Portfolio
  Common trust -
    Putnam S & P 500 Index Fund                                                                     $28,049,444
  Stable Value Fund                                                                  $36,395,304
  Frontier Corporation Common Stock                                                                               $ 56,678,052
  Participant loans
                                       ------------    -----------    -----------    -----------    -----------   ------------
     Total investments                   12,539,046     18,163,092     42,749,688     36,395,304     28,049,444     56,678,052
                                       ------------    -----------    -----------    -----------    -----------   ------------
Receivables:
  Participants' contributions
  Employer's contributions
     Total receivables
Net assets available for benefits      $ 12,539,046    $18,163,092    $42,749,688    $36,395,304    $28,049,444   $ 56,678,052
                                       ============    ===========    ===========    ===========    ===========   ============

                                                        Fund Information at December 31, 1997
                                        ---------------------------------------------------------------------
                                                                  Participant Directed
                                        ---------------------------------------------------------------------
                                                                     Participant
                                           Fund G       Fund H         Loans        Other          Total

            Assets
Investments, at fair value:
  Registered investment companies -
    Putnam Income Fund                                                                       $   12,539,046
    Putnam Global Growth Fund                                                                    18,163,092
    Putnam Voyager Fund                                                                          42,749,688
    Putnam Fund for Growth
     and Income                         $  1,059,892                                              1,059,892
    Putnam Asset Allocation Fund
     Balanced Portfolio                                $460,457                                     460,457
  Common trust -
    Putnam S & P 500 Index Fund                                                                  28,049,444
  Stable Value Fund                                                                              36,395,304
  Frontier Corporation Common Stock                                                              56,678,052
  Participant loans                                               $ 6,712,102                     6,712,102
                                                                  -----------                --------------
     Total investments                     1,059,892    460,457     6,712,102                   202,807,077
                                        ------------   --------   -----------                --------------
Receivables:
  Participants' contributions                                                    $1,025,512       1,025,512
  Employer's contributions                                                          258,126         258,126
                                                                                 ----------  --------------
     Total receivables                                                            1,283,638       1,283,638
                                                                                 ----------  --------------
Net assets available for benefits       $  1,059,892   $460,457   $ 6,712,102    $1,283,638  $  204,090,715
                                        ============   ========   ===========    ==========  ==============


   The acompanying notes are an integral part of these financial statements.

Frontier Corporation
Employee's Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits,
with Fund Information                                                     Page 5
--------------------------------------------------------------------------------

                                                        Fund Information for the Year Ended December 31, 1998
                                        -------------------------------------------------------------------------------------
                                                                          Participant Directed
                                        -------------------------------------------------------------------------------------
                                            Fund A           Fund B     Fund C         Fund D        Fund E        Fund F
Additions
Additions to net assets attributed to:
   Investment income -
    Interest and dividends              $   802,393    $   683,623   $ 3,591,356   $ 2,309,982                  $ 2,107,975
    Realized gain (loss), net                41,813        251,827     1,993,975                  $ 2,171,933     3,967,585
    Net appreciation
     (depreciation) in fair
      value of investments                 (384,129)     4,318,215     4,782,572                    5,971,285    20,007,590
    Participant loan interest
     income
    Other income                                  2            772         2,807            37          1,687            44
   Contributions -
    Participants' contributions           1,043,173      2,204,645     5,263,780     1,325,792      3,247,245     3,101,147
    Employer's contributions                                                                                      6,713,805
                                        -----------    -----------   -----------   -----------    -----------   -----------
      Total additions                     1,503,252      7,459,082    15,634,490     3,635,811     11,392,150    35,898,146
                                        -----------    -----------   -----------   -----------    -----------   -----------
Deductions
Deductions from net assets
 attributed to:
   Benefits paid to participants          1,143,635      1,870,495     4,663,449     5,602,281      2,795,902     9,096,297
   Other expense                              1,625          2,947         6,838         3,639          3,708         5,750
                                        -----------    -----------   -----------   -----------    -----------   -----------
      Total deductions                    1,145,260      1,873,442     4,670,287     5,605,920      2,799,610     9,102,047
                                        -----------    -----------   -----------   -----------    -----------   -----------
Net increase (decrease) prior
 to fund transfers                          357,992      5,585,640    10,964,203    (1,970,109)     8,592,540    26,796,099
Interfund transfers, net                     (9,010)      (450,366)   (1,707,199)    4,492,088      1,166,795    (4,287,082)
Transfers from (to) other plans              11,131        183,098       777,069       493,275         81,144        (1,084)
                                        -----------    -----------   -----------   -----------    -----------   -----------
      Net increase                          360,113      5,318,372    10,034,073     3,015,254      9,840,479    22,507,933
Net assets available for benefits:
   Beginning of year                     12,539,046     18,163,092    42,749,688    36,395,304     28,049,444    56,678,052
                                        -----------    -----------   -----------   -----------    -----------   -----------
   End of year                          $12,899,159    $23,481,464   $52,783,761   $39,410,558    $37,889,923   $79,185,985
                                        ===========    ===========   ===========   ===========    ===========   ===========


                                                  Fund Information for the Year Ended December 31, 1998
                                        -------------------------------------------------------------------
                                                                 Participant Directed
                                        -------------------------------------------------------------------
                                                                   Participant
                                           Fund G       Fund H        Loans         Other          Total
Additions
Additions to net assets attributed to:
   Investment income -
    Interest and dividends               $  265,614   $   34,130                               $  9,795,073
    Realized gain (loss), net               (14,838)     (15,713)                                 8,396,582
    Net appreciation
     (depreciation) in fair
      value of investments                   37,233       52,179                                 34,784,945
    Participant loan interest
     income                                                         $  444,792                      444,792
    Other income                                227          116                                      5,692
   Contributions -
    Participants' contributions             718,047      193,882                  $  844,359     17,942,070
    Employer's contributions                                                       1,441,579      8,155,384
                                         ----------   ----------    ----------    ----------   ------------
      Total additions                     1,006,283      264,594       444,792     2,285,938     79,524,538
                                         ----------   ----------    ----------    ----------   ------------
Deductions
Deductions from net assets
 attributed to:
   Benefits paid to participants            189,425       30,886       552,716                   25,945,086
   Other expense                                131           39                                     24,677
                                         ----------   ----------    ----------                 ------------
      Total deductions                      189,556       30,925       552,716                   25,969,763
                                         ----------   ----------    ----------                 ------------
Net increase (decrease) prior
 to fund transfers                          816,727      233,669      (107,924)    2,285,938     53,554,775
Interfund transfers, net                  1,001,872      293,217       783,323    (1,283,638)             -
Transfers from (to) other plans             227,544      191,732       (73,096)                   1,890,813
                                         ----------   ----------    ----------    ----------   ------------
      Net increase                        2,046,143      718,618       602,303     1,002,300     55,445,588
Net assets available for benefits:
   Beginning of year                      1,059,892      460,457     6,712,102     1,283,638    204,090,715
                                         ----------   ----------    ----------    ----------   ------------
   End of year                           $3,106,035   $1,179,075    $7,314,405    $2,285,938   $259,536,303
                                         ==========   ==========    ==========    ==========   ============



Frontier Corporation
Employees' Retirement Savings Plan
Notes to Financial Statements
Years Ended December 31, 1998 and 1997                                   Page 6
-------------------------------------------------------------------------------

1. Description of the Plan

   The Frontier Corporation Employees' Retirement Savings Plan (the "Plan") is a defined contribution plan established by the Board of Directors of Frontier Corporation (the "Company") effective March 1, 1994. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan provides participants the option of having their basic and supplemental contributions to the Plan made on a salary reduction basis and on a deferred tax basis. The principal provisions of the Plan are described below and are provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

   During 1998, the Global Center, Inc. 401(k) Plan was merged into this Plan. The transfer of the Global Center assets, $1,276,409, into the Plan was completed in July 1998 and is reflected in the transfer from other plans on the Statement of Changes in Net Assets with Fund Information.

   During Plan year end December 31, 1997, the RG Data Inc. 401(k) Retirement Plan was merged into the Frontier Corporation Employees' Retirement Savings Plan. Net assets of $512,997 were transferred from this plan during Plan year end December 31, 1997.

   During Plan year end December 31, 1997, the Plan document was amended to allow the Company's Employee Benefit Committee to transfer participant accounts from plans the participants are no longer eligible to participate in, to a substantially similar 401(k) plan sponsored by Frontier Corporation, or any corporation/business entity in which Frontier Corporation has a 50% or more ownership or profits interest. The transfers resulting from this amendment are reflected in the statement of changes in net assets available for benefits, with fund information as transfers from (to) other plans.

   Participation
   All non-bargaining employees, except for temporary, summer and leased employees, are eligible to participate in the Plan upon the first of the month after 30 days of employment.

   Administration
   The Plan is administered by the Company's Employee Benefit Committee whose members are appointed by the Company's Board of Directors. The Trustee of the Plan is Putnam Fiduciary Trust Company.

   Funding Policy
   Upon enrollment in the Plan, a participant may direct contributions into any of eight investment options.

     Fund A - Putnam Income Fund - Funds are primarily invested in Corporate bonds and U.S. government and agency obligations.

     Fund B - Putnam Global Growth Fund - Funds are primarily invested in foreign and domestic common stocks.

     Fund C - Putnam Voyager Fund - Funds are invested in emerging growth companies and opportunity stocks.

     Fund D - Stable Value Fund - Funds are invested in a diversified portfolio of high-quality stable value investments offering price stability and liquidity.

     Fund E - Putnam S & P 500 Index Fund - Funds are primarily invested in stocks that comprise the S& P 500 Index.

     Fund F - Frontier Corporation Common Stock - Funds are invested in common stock of Frontier Corporation.

     Fund G - Putnam Fund for Growth and Income - Funds are primarily invested in common stocks.

     Fund H - Putnam Asset Allocation Fund Balanced Portfolio - Funds are invested in stocks, bonds and money market instruments.

   The shares of stock in Fund F are qualified employer securities as defined by ERISA. Each individual's investment in these funds is recorded in his or her account on a per share basis. All other funds are tracked on a dollar value basis with each fund's activity allocated to participants on a pro rata basis. Therefore the plan does not record activity on a unit value basis.

   The Plan provides that each participant may voluntarily make contributions through a salary reduction agreement for whatever whole percentage a participant chooses, up to a maximum of 16%, subject to maximum contributions imposed by the Internal Revenue Code under Section 401(k).

   Individual accounts which record the participants' contributions, the earnings on all contributions and the amount of the participant's interest in each fund are maintained for each participant. The participants' contributions during a month are allocated directly to their individual account when contributions are received by the Trustee. Participants have the option to invest their contributions in any of the funds and may change their allocation between funds at any time.

   Employer matching contributions equal 100% of participant contributions, up to the first 3% of compensation. In addition, each payroll period, the Company contributes .5% of the payroll period compensation for each of its employees who is a participant in the Plan. During 1998, the Plan was amended to include a profit sharing contribution based on Company performance. In 1998, an additional .5% of employee compensation was contributed under the profit sharing terms. All employer contributions will be invested initially in Fund F. All employer contributions invested in this Fund must remain for five years, while an active participant, after which time the participant may elect to transfer the amounts to any of the other funds or retain the amounts in this Fund. If the participant terminates service with the Company, he or she may elect to transfer the amounts in Fund F to any other funds or retain the amounts in this Fund.

   Each Plan year, the Company, at its discretion, may contribute additional amounts to participants.

   Vesting
   Participants are immediately 100% vested in their individual account and all employer matching contributions and earnings thereon.

                                                                          Page 8
   Payment of Benefits
   Payment of benefits generally begins upon termination of service and attaining normal retirement age (65). A participant may elect to receive either a lump-sum amount equal to the value of his or her vested account balance, or a participant may elect to receive installments over a period not to exceed 20 years. However, a participant who has reached age 59 1/2, but who has not yet terminated employment may withdraw all or a portion of his or her accumulated account balance in accordance with the terms of the Plan.

   If upon termination of service, a participant does not attain normal retirement age and his or her vested account balance is greater than $5,000 and $3,500 at December 31, 1998 and 1997, respectively, he or she may elect to receive a lump-sum amount, a direct rollover to a qualified plan under
   Section 401 of the Internal Revenue Code, or a direct rollover to a qualified Individual Retirement Account equal to the value of his or her vested account balance. If the vested account balance is less than $5,000 and $3,500 at December 31, 1998 and 1997, respectively, the balance must be cashed out as soon as administratively practicable.

   Individual Participant Loans
   Participant loans cannot exceed the lesser of 50% of the vested amounts in the participant's account or $50,000. A participant may only have two loans outstanding, and they are treated as directed investments by the borrower with respect to his or her account. The interest rate on loans is established based on the prime rate, under current Plan provisions. Interest paid on the loan is credited to the borrower's account and the participant does not share in the income of the Plan's assets with respect to the amounts outstanding. Loans have a term of no more than five years except that a loan may be granted for a period not to exceed 25 years if the proceeds are used to purchase the participant's principal residence. During the Plan year ended December 31, 1998, $3,254,611 in loans were disbursed and principal repayments of $2,471,288 were made.

   Plan Termination
   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

   The financial statements have been prepared on the accrual basis of accounting.

   Use of Estimates
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at year end and the reported investment income and expenses during the Plan year. Actual results could differ from those estimates.

   Contributions and Benefits Paid
   Contributions are recorded by the Plan when withheld from employees and accrued by the Company. Benefits are recorded when paid.

   Participants may receive distributions in cash or in common stock of Frontier Corporation for amounts invested in Fund F. Purchases and sales of securities are recorded on the trade date.

   Administrative Expenses
   Significant expenses associated with the Plan are paid by the Company.

   Valuation of Investment Assets
   Investments in registered investment companies and employer securities are stated at fair value, measured by quoted market prices. Investments in common trust funds are stated at estimated fair values which represent the net asset value of shares held by the Plan at year end. Adjustments for unrealized appreciation or depreciation of such values are included in the operating results of the Plan.

3. Party-in-Interest Transactions

   The Plan's holdings of Frontier Corporation common stock, the Putnam Investment, Inc. common trust and the five Putnam Investment, Inc. registered investment company funds are party-in-interest investments.

   As of December 31, 1998 and 1997, the Plan held 2,328,998 and 2,355,452 shares of Frontier Corporation common stock at a fair market value of $79,185,985 and $56,678,052, respectively. Of these shares, 233,816 were contributed by the Company during the Plan year ended December 31, 1998 for all of the Company's contribution categories. During the Plan year ended December 31, 1998, 131,205 shares of Frontier Corporation common stock were distributed to participants.

4. Federal Income Tax Status

   The Plan Administrator has received a favorable determination letter from the Internal Revenue Service covering the Plan, as amended, stating that the Plan, as designed, is a qualified plan in accordance with Section 401(a) of the Internal Revenue Code, and its corresponding trust is exempt from taxation under Section 501(a) of the Code. The Plan Administrator believes the Plan is being operated as designed and, therefore, maintains its tax-qualified status.

Frontier Corporation
Employees' Retirement Savings Plan
Line 27a - Schedule of Assets Held for Investment Purposes           Schedule I
-------------------------------------------------------------------------------



                                                                                                                Current
                                                                       Number                                   value at
                                                                         of                                    December 31,
Description/Issuer                                                      shares              Cost                  1998
Interests in Registered Investment Companies:
   * Putnam Income Fund                                              1,864,039        $  12,897,243          $  12,899,159
   * Putnam Global Growth Fund                                       1,886,061           19,717,309             23,481,464
   * Putnam Voyager Fund                                             2,408,017           39,140,870             52,783,761
   * Putnam Fund for Growth and Income                                 151,588            3,141,957              3,106,035
   * Putnam Asset Allocation Fund Balanced Portfolio                    98,174            1,168,200              1,179,075
                                                                                      -------------          -------------
       Total interests in registered investment companies                                76,065,579             93,449,494
                                                                                      -------------          -------------
Common Trust:
   * Putnam S & P 500 Index Fund                                     1,309,710           21,403,594             37,889,923
                                                                                      -------------          -------------

Common Stock:
   * Frontier Corporation                                            2,328,998           57,216,356             79,185,985
                                                                                      -------------          -------------

Participant Loans:
   Participant loan accounts (rate 6.0% - 11.0%)
    (maturities range 1999 to 2023)                                                       7,314,405              7,314,405
                                                                                      -------------          -------------

Insurance Company Pooled Separate Account:
   Stable Value Fund                                                                     39,410,558             39,410,558
                                                                                      -------------          -------------

Total investments                                                                     $ 201,410,492          $ 257,250,365
                                                                                      -------------          -------------



   * Denotes party-in interest

Frontier Corporation
Employees' Retirement Savings Plan                                   Schedule II
Line 27b - Schedule of Loans or Fixed Income Obligations            Page 1 of 11
--------------------------------------------------------------------------------



                                                 Amount received during       Unpaid
                                  Original           reporting year           balance                              Amount overdue
  Identity and                     amount        ---------------------       at end of        Description       --------------------
address of obligor                of loan        Principal    Interest         year            of loan           Principal  Interest

Courtiss, Steven P.
   35 Audubon Road, Apt. 51
   Weymouth, MA 02188            $ 2,800.00         $ -         $ --        $ 2,787.02      Participant loan    $ 2,787.02   N/A

Katchpole, David
   13 Hill House, 4 Edgel
   London, England SW46ET        $ 1,000.00         $ -         $ --        $ 1,000.00      Participant loan    $ 1,000.00   N/A

Mahan, J. W.
   30 Kirkby Trail
   Fairport, NY 14450            $ 3,725.00         $ -         $ --        $ 3,513.52      Participant loan    $ 3,513.52   N/A

Randall, Michelle
   1549 Roslyn Street
   Denver, CO 80020              $ 1,200.00         $ -         $ --        $ 1,175.64      Participant loan    $ 1,175.64   N/A

Coffey, Linda S.
   41 Morse Street
   Dansville, NY 14437           $ 3,800.00         $ -         $ --        $ 3,800.00      Participant loan    $ 3,800.00   N/A

Derider, Robert L.
   64 Toni Terrace
   Rochester, NY 14624          $ 12,300.00         $ -         $ --        $ 5,034.03      Participant loan    $ 5,034.03   N/A

Derider, Robert L.
   64 Toni Terrace
   Rochester, NY 14624           $ 5,600.00         $ -         $ --        $ 4,083.36      Participant loan    $ 4,083.36   N/A

Shannon, Christopher J.
   18 Diana Drive
   Scottsville, NY 14546         $ 8,332.00         $ -         $ --        $ 6,736.31      Participant loan    $ 6,736.31   N/A

DiCiaccio, Rhonda
   363 Fisher Road
   Rochester, NY 14624             $ 450.00         $ -         $ --           $ 14.83      Participant loan       $ 14.83   N/A

Bloom, Jeffery R.
   809 South Avenue
   Rochester, NY 14620           $ 3,700.00         $ -         $ --        $ 3,700.00      Participant loan    $ 3,700.00   N/A

Schwehm, Susan W.
   163 South Main Street
   Apt. #1, Unit 1
   Fairport, NY 14450            $ 4,500.00         $ -         $ --        $ 2,154.88      Participant loan    $ 2,154.88   N/A

Schwehm, Susan W.
   163 South Main Street
   Apt. #1, Unit 1
   Fairport, NY 14450            $ 8,000.00         $ -         $ --        $ 5,710.77      Participant loan    $ 5,710.77   N/A

Lederman, D.
   329 Clarewood Circle
   Grayslake, IL 60030           $ 6,109.40         $ -         $ --        $ 5,885.83      Participant loan    $ 5,885.83   N/A

Wallace, K.
   78 Fenton Road
   Rochester, NY 14624           $ 9,165.20         $ -         $ --        $ 2,520.56      Participant loan    $ 2,520.56   N/A


Frontier Corporation
Employees' Retirement Savings Plan                                   Schedule II
Line 27b - Schedule of Loans or Fixed Income Obligations            Page 2 of 11
--------------------------------------------------------------------------------



                                                 Amount received during       Unpaid
                                  Original           reporting year           balance                              Amount overdue
  Identity and                     amount        ---------------------       at end of        Description       --------------------
address of obligor                of loan        Principal    Interest         year            of loan           Principal  Interest

Brown, Teresa W.
   1180 Watson-Hulburt Road
   Macedon, NY 14502             $ 6,249.60         $ -         $ --          $ 204.44      Participant loan      $ 204.44   N/A

Nachaczewski, Michael
   RR1 Box 116
   Castleton, VT 05735           $ 3,500.00         $ -         $ --        $ 1,108.80      Participant loan    $ 1,108.80   N/A

Nachaczewski, Michael
   RR1 Box 116
   Castleton, VT 05735           $ 4,500.00         $ -         $ --        $ 3,368.80      Participant loan    $ 3,368.80   N/A

Blanc, Steve W.
   17 Kathryns Way
   Sandown, NH 03873             $ 4,000.00         $ -         $ --        $ 3,038.44      Participant loan    $ 3,038.44   N/A

Strini, Thomas J.
   54 Blue Spruce Lane
   Ballston Lake, NY 12019      $ 10,325.00         $ -         $ --        $ 4,582.49      Participant loan    $ 4,582.49   N/A

Donals, Nancy E.
   52 Laney Road
   Rochester, NY 14620           $ 4,000.00         $ -         $ --          $ 739.38      Participant loan      $ 739.38   N/A

Hancy, Betty J.
   339 Center Street
   Caledonia, NY 14423           $ 2,100.00         $ -         $ --        $ 2,100.00      Participant loan    $ 2,100.00   N/A

Wyand, Marion K.
   73 Valley Brook Drive
   Fairport, NY 14450           $ 12,598.54         $ -         $ --        $ 6,472.21      Participant loan    $ 6,472.21   N/A

Wyand, Marion K.
   73 Valley Brook Drive
   Fairport, NY 14450           $ 14,597.69         $ -         $ --       $ 14,438.03      Participant loan   $ 14,438.03   N/A

Sullivan, Kevin E.
   653 Manitou Road
   Hilton, NY 14468              $ 3,100.00         $ -         $ --        $ 1,839.88      Participant loan    $ 1,839.88   N/A

Sullivan, Kevin E.
   653 Manitou Road
   Hilton, NY 14468              $ 1,100.00         $ -         $ --          $ 783.34      Participant loan      $ 783.34   N/A

Hanlon, Christopher J.
   6 Allegheny Avenue
   Coudersport, PA 16915         $ 3,852.87         $ -         $ --        $ 3,809.93      Participant loan    $ 3,809.93   N/A

Casey, J.
   856 Palmer Road
   Churchville, NY 14428        $ 12,254.53         $ -         $ --        $ 1,373.14      Participant loan    $ 1,373.14   N/A

Levante, Peter G.
   8488 Chinkapin Circle
   Cicero, NY 13039              $ 1,000.00         $ -         $ --        $ 1,000.00      Participant loan    $ 1,000.00   N/A


Frontier Corporation
Employees' Retirement Savings Plan                                   Schedule II
Line 27b - Schedule of Loans or Fixed Income Obligations            Page 3 of 11
--------------------------------------------------------------------------------



                                                 Amount received during       Unpaid
                                  Original           reporting year           balance                              Amount overdue
  Identity and                     amount        ---------------------       at end of        Description       --------------------
address of obligor                of loan        Principal    Interest         year            of loan           Principal  Interest


Guzik, Thomas
   19005 East Chenango Circle
   Aurora, CO 80015              $ 1,273.45         $ -         $ --        $ 1,128.82      Participant loan    $ 1,128.82   N/A

McKnight, Emma
   17 Colleen Way
   Pittsford, NY 14534           $ 8,500.00         $ -         $ --        $ 7,582.40      Participant loan    $ 7,582.40   N/A

Liebel, John H.
   40 Buckwheat Drive
   Fairport, NY 14450            $ 7,000.00         $ -         $ --        $ 7,000.00      Participant loan    $ 7,000.00   N/A

Cromwell, Kathryn L.
   75 West Church Street
   Fairport, NY 14450              $ 450.00         $ -         $ --           $ 87.78      Participant loan       $ 87.78   N/A

Accorso, R. E.
   6033 Pittsford-Palmyra Road
   Fairport, NY 14450            $ 4,999.92         $ -         $ --        $ 2,198.81      Participant loan    $ 2,198.81   N/A

Nageldinger, Robert
   5049 Ridge Chapel Road
   Marion, NY 14505              $ 2,200.00         $ -         $ --           $ 51.69      Participant loan       $ 51.69   N/A

Travis, S.
   6300 Sparta-Conesus TL Road
   Conesus, NY 14435             $ 8,342.88         $ -         $ --        $ 8,342.88      Participant loan    $ 8,342.88   N/A

Tanner, T. S.
   1241 Winton Road South
   Rochester, NY 14618           $ 9,161.68         $ -         $ --        $ 3,207.08      Participant loan    $ 3,207.08   N/A

Lazarek, Daniel G.
   4695 North Church Lane
   Apt. 920
   Smyrna, GA 30080             $ 12,632.22         $ -         $ --        $ 4,269.76      Participant loan    $ 4,269.76   N/A

Fontana, Sharon A.
   20 Pine Creek Lane
   Rochester, NY 14626          $ 15,000.00         $ -         $ --       $ 14,714.19      Participant loan   $ 14,714.19   N/A

Heveron, Patrick
   33 Helmsford Way
   Penfield, NY 14526            $ 7,909.14         $ -         $ --        $ 1,827.94      Participant loan    $ 1,827.94   N/A

Heveron, Patrick
   33 Helmsford Way
   Penfield, NY 14526           $ 13,000.00         $ -         $ --       $ 13,000.00      Participant loan   $ 13,000.00   N/A

Ophardt, Andrew P.
   PO Box 17166
   Rochester, NY 14617           $ 3,539.28         $ -         $ --        $ 3,332.45      Participant loan    $ 3,332.45   N/A

Temple, Amy L.
   140 Marne Street
   Rochester, NY 14609           $ 3,200.00         $ -         $ --        $ 3,000.16      Participant loan    $ 3,000.16   N/A



Frontier Corporation
Employees' Retirement Savings Plan                                   Schedule II
Line 27b - Schedule of Loans or Fixed Income Obligations            Page 4 of 11
--------------------------------------------------------------------------------



                                                 Amount received during       Unpaid
                                  Original           reporting year           balance                              Amount overdue
  Identity and                     amount        ---------------------       at end of        Description       --------------------
address of obligor                of loan        Principal    Interest         year            of loan           Principal  Interest


Burke, Alan
   565 Holt Road
   Webster, NY 14580             $ 4,062.24         $ -         $ --          $ 515.31      Participant loan      $ 515.31   N/A

Burke, Alan
   565 Holt Road
   Webster, NY 14580             $ 3,000.00         $ -         $ --           $ 66.77      Participant loan       $ 66.77   N/A

Laurer, Karl J.
   88 Dunning Avenue
   Webster, NY 14580            $ 11,629.11         $ -         $ --        $ 4,960.87      Participant loan    $ 4,960.87   N/A

Laurer, Karl J.
   88 Dunning Avenue
   Webster, NY 14580               $ 455.52         $ -         $ --          $ 302.53      Participant loan      $ 302.53   N/A

Gulati, D. K.
   51 Rocking Horse Way
   Holland, PA 18966            $ 48,670.04         $ -         $ --       $ 43,920.61      Participant loan   $ 43,920.61   N/A

Sorrentino, Timothy J.
   PO Box 464
   Clifton Park, NY 12065        $ 4,000.00         $ -         $ --        $ 1,587.18      Participant loan    $ 1,587.18   N/A

Markoulis, Renee A.
   211 Impala Drive
   Rochester, NY 14609           $ 1,500.00         $ -         $ --        $ 1,500.00      Participant loan    $ 1,500.00   N/A

Graham-Wadeikis, Bethany
   2942 Kittering Road
   Macedon, NY 14502             $ 1,382.08         $ -         $ --           $ 80.21      Participant loan       $ 80.21   N/A

Sullivan, Susan M.
   142 Castlebar Road
   Rochester, NY 14610           $ 5,249.70         $ -         $ --        $ 2,709.85      Participant loan    $ 2,709.85   N/A

Sullivan, Susan M.
   142 Castlebar Road
   Rochester, NY 14610          $ 24,500.00         $ -         $ --       $ 24,500.00      Participant loan   $ 24,500.00   N/A

Osterman, Barbara K.
   17 Barrington Hills
   Pittsford, NY 14534          $ 25,520.88         $ -         $ --       $ 23,114.84      Participant loan   $ 23,114.84   N/A

Teumer, C. R.
   1726 Jackson Road
   Penfield, NY 14526           $ 20,928.16         $ -         $ --       $ 20,928.16      Participant loan   $ 20,928.16   N/A

Robinson, Marcia M.
   5625 Laurel Oak Drive
   Suwanee, GA 30024             $ 8,000.00         $ -         $ --        $ 5,816.91      Participant loan    $ 5,816.91   N/A

Yawman, Philip H.
   362 Hartsville Lane
   Webster, NY 14580             $ 5,060.04         $ -         $ --        $ 4,753.31      Participant loan    $ 4,753.31   N/A


Frontier Corporation
Employees' Retirement Savings Plan                                   Schedule II
Line 27b - Schedule of Loans or Fixed Income Obligations            Page 5 of 11
--------------------------------------------------------------------------------



                                                 Amount received during       Unpaid
                                  Original           reporting year           balance                              Amount overdue
  Identity and                     amount        ---------------------       at end of        Description       --------------------
address of obligor                of loan        Principal    Interest         year            of loan           Principal  Interest


Gaglione J.
   753 Raymond Drive
   Lewiston, NY 14092           $ 15,000.00         $ -         $ --        $ 7,651.20      Participant loan    $ 7,651.20   N/A

Hughes, Elizabeth A.
   67 Rahway Lane
   Rochester, NY 14606           $ 6,323.20         $ -         $ --        $ 5,293.10      Participant loan    $ 5,293.10   N/A

Putnam, David W. Jr.
   19 Old Brook Trail
   Honeoye Falls, NY 14472      $ 14,580.61         $ -         $ --       $ 11,250.80      Participant loan   $ 11,250.80   N/A

Putnam, David W. Jr.
   19 Old Brook Trail
   Honeoye Falls, NY 14472       $ 8,000.00         $ -         $ --        $ 7,838.57      Participant loan    $ 7,838.57   N/A

Nielsen, Robert A.
   16 Lynnbrook Road
   Lynnfield, MA 01940           $ 4,129.88         $ -         $ --        $ 1,140.28      Participant loan    $ 1,140.28   N/A

Barrett, Jerrienne M.
   1502 Bristol Parkway
   Alpharetta, GA 30022          $ 6,815.00         $ -         $ --        $ 3,253.71      Participant loan    $ 3,253.71   N/A

Mendes, M.
   35641 Dunthorpe Lane
   Purcellville, VA 22132       $ 36,801.00         $ -         $ --       $ 17,828.28      Participant loan   $ 17,828.28   N/A

Hvisdas, James M.
   269 Randon Terrace
   Lake Mary, FL 32746           $ 5,000.00         $ -         $ --        $ 3,614.00      Participant loan    $ 3,614.00   N/A

Anderson, Bonita W.
   1 Bedford Court
   Fredericksburg, VA 22406      $ 2,410.00         $ -         $ --        $ 2,388.88      Participant loan    $ 2,388.88   N/A

Baker, James H.
   793 Everist Drive
   Aberdeen, MD 21001           $ 13,243.14         $ -         $ --       $ 13,243.14      Participant loan   $ 13,243.14   N/A

Larson, Robert C.
   13150 North 81st Avenue
   Peoria, AZ 85381              $ 2,800.00         $ -         $ --        $ 2,800.00      Participant loan    $ 2,800.00   N/A

Armstrong, Lawrence W.
   33 Scotts Lane
   Frisco City, AL 36445         $ 3,000.00         $ -         $ --        $ 3,000.00      Participant loan    $ 3,000.00   N/A

Campbell, Robert L.
   PO Box 61
   Dayton, OH 45402             $ 14,677.92         $ -         $ --       $ 14,310.05      Participant loan   $ 14,310.05   N/A

Sniderhan, Tracie L.
   1990 Humphrey
   Birmingham, MI 48009          $ 1,440.70         $ -         $ --          $ 698.84      Participant loan      $ 698.84   N/A



Frontier Corporation
Employees' Retirement Savings Plan                                   Schedule II
Line 27b - Schedule of Loans or Fixed Income Obligations            Page 6 of 11
--------------------------------------------------------------------------------



                                                 Amount received during       Unpaid
                                  Original           reporting year           balance                              Amount overdue
  Identity and                     amount        ---------------------       at end of        Description       --------------------
address of obligor                of loan        Principal    Interest         year            of loan           Principal  Interest


Kasler, D. Todd
   817 Bradberry Lane
   Mathews, NC 28105             $ 3,100.00         $ -         $ --        $ 2,660.75      Participant loan    $ 2,660.75   N/A

Shahabi, Omeed
   4424 Ellsworth Drive
   Edina, MN 55435               $ 4,850.02         $ -         $ --        $ 4,850.02      Participant loan    $ 4,850.02   N/A

Brosamer, Janet L.
   1402 1500th Street
   Lincoln, IL 62656             $ 4,000.00         $ -         $ --        $ 4,000.00      Participant loan    $ 4,000.00   N/A

Krass, Marian L.
   1101 Highland Grove Drive
   Buffalo Grove, IL 60089       $ 1,494.80         $ -         $ --        $ 1,046.72      Participant loan    $ 1,046.72   N/A

Miller, Steven
   931 West Argyle Street #2
   Chicago, IL 60640             $ 1,358.34         $ -         $ --        $ 1,358.34      Participant loan    $ 1,358.34   N/A

Cleland, Cynthia J.
   Box 288, RR #1
   Tuscola, IL 61953             $ 4,000.00         $ -         $ --        $ 4,000.00      Participant loan    $ 4,000.00   N/A

Rosteck, Debra S.
   8470 Pine Cove Drive
   Commerce Twp, MI 48382        $ 7,000.00         $ -         $ --        $ 7,000.00      Participant loan    $ 7,000.00   N/A

Glowzinski, Patrick J.
   10259 Cedar Island Road
   White Lake, MI 48386          $ 5,545.99         $ -         $ --        $ 5,545.99      Participant loan    $ 5,545.99   N/A

Wagner, Larry G.
   312 Balsam
   Diamondale, MI 48821          $ 2,727.82         $ -         $ --          $ 134.33      Participant loan      $ 134.33   N/A

Loza, Lex T.
   7243 Arcola
   Waterford, MI 48329           $ 1,850.00         $ -         $ --        $ 1,850.00      Participant loan    $ 1,850.00   N/A

Carter, Cinthia A.
   22275 Maplewood Drive
   Southfield, MI 48034         $ 10,500.00         $ -         $ --       $ 10,500.00      Participant loan   $ 10,500.00   N/A

Burck, David M.
   7232 Thomas Avenue South
   Richfield, MN 55423             $ 650.00         $ -         $ --          $ 650.00      Participant loan      $ 650.00   N/A

Smith, Charlemae M.
   PO Box 19637
   Detroit, MI 48219             $ 2,800.00         $ -         $ --        $ 2,800.00      Participant loan    $ 2,800.00   N/A

Posey, Deborah
   7712 Summerdale Circle
   Ypsilanti, MI 48197          $ 15,000.00         $ -         $ --       $ 14,131.32      Participant loan   $ 14,131.32   N/A


Frontier Corporation
Employees' Retirement Savings Plan                                   Schedule II
Line 27b - Schedule of Loans or Fixed Income Obligations            Page 7 of 11
--------------------------------------------------------------------------------



                                                 Amount received during       Unpaid
                                    Original         reporting year           balance                              Amount overdue
  Identity and                       amount      ---------------------       at end of        Description       --------------------
address of obligor                  of loan      Principal    Interest         year            of loan           Principal  Interest


Posey, Deborah
   7712 Summerdale Circle
   Ypsilanti, MI 48197             $ 4,000.00       $ -         $ --        $ 3,936.56      Participant loan    $ 3,936.56   N/A

Hollenback, Janet M.
   2353 Curdy Road
   Howell, MI 48843                $ 2,000.00       $ -         $ --        $ 2,000.00      Participant loan    $ 2,000.00   N/A

Scharp, Jo Ann
   130 Wilbur Street
   North Adams, MI 49262             $ 928.78       $ -         $ --           $ 30.45      Participant loan       $ 30.45   N/A

Jayasimha, Madhigubba G.
   7693 Palmilla Drive, Apt. 2115
   San Diego, CA 92122               $ 705.01       $ -         $ --          $ 705.01      Participant loan      $ 705.01   N/A

Keith, Cynthia
   25528 Shiawassee, Apt. 282
   Southfield, MI 48034            $ 2,000.00       $ -         $ --        $ 1,806.70      Participant loan    $ 1,806.70   N/A

Keith, Cynthia
   25528 Shiawassee, Apt. 282
   Southfield, MI 48034            $ 1,000.00       $ -         $ --          $ 929.15      Participant loan      $ 929.15   N/A

Carithers, Betty J.
   20826 Botsford Drive
   Farmington Hills, MI 48336        $ 952.48       $ -         $ --          $ 384.18      Participant loan      $ 384.18   N/A

Rudd, Regina
   15739 Holmur
   Detroit, MI 48238               $ 1,000.00       $ -         $ --          $ 719.33      Participant loan      $ 719.33   N/A

Dalrymple, Vicki
   1237 Walnut
   Dearborn, MI 48124              $ 1,075.80       $ -         $ --          $ 972.49      Participant loan      $ 972.49   N/A

Rosteck, Gary W.
   8470 Pine Cove
   Commerce Twp, MI 48382         $ 11,000.00       $ -         $ --       $ 11,000.00      Participant loan   $ 11,000.00   N/A

Fondaw, Ottavia P.
   35259 Leon
   Livonia, MI 48150               $ 6,000.00       $ -         $ --        $ 6,000.00      Participant loan    $ 6,000.00   N/A

Dorvinen, Cynthia K.
   1605 East Cliff Road #122
   Burnsville, MN 55337            $ 2,439.75       $ -         $ --        $ 2,410.49      Participant loan    $ 2,410.49   N/A

Tarver, Philip
   120 Glynn, Apt. #60
   Detroit, MI 48202               $ 1,995.20       $ -         $ --        $ 1,995.20      Participant loan    $ 1,995.20   N/A

Erickson, Sean E.
   21095 Gary Drive, Apt. 309
   Castro Valley, CA 94546         $ 2,800.00       $ -         $ --        $ 2,565.61      Participant loan    $ 2,565.61   N/A



Frontier Corporation
Employees' Retirement Savings Plan                                   Schedule II
Line 27b - Schedule of Loans or Fixed Income Obligations            Page 8 of 11
--------------------------------------------------------------------------------



                                                 Amount received during       Unpaid
                                  Original           reporting year           balance                              Amount overdue
  Identity and                     amount        ---------------------       at end of        Description       --------------------
address of obligor                of loan        Principal    Interest         year            of loan           Principal  Interest


Erickson, Sean E.
   21095 Gary Drive, Apt. 309
   Castro Valley, CA 94546       $ 4,547.34         $ -         $ --        $ 4,249.08      Participant loan    $ 4,249.08   N/A

Hobson-Adams, Victoria
   15894 Tacoma
   Detroit, MI 48205             $ 2,985.00         $ -         $ --        $ 2,766.90      Participant loan    $ 2,766.90   N/A

Brown-Boston, Janie D.
   6603 North 58th Street
   Milwaukee, WI 53223           $ 2,100.00         $ -         $ --        $ 2,100.00      Participant loan    $ 2,100.00   N/A

Novak, Nancy
   2623 Van Hise Avenue
   Madison, WI 53705             $ 1,649.34         $ -         $ --        $ 1,071.28      Participant loan    $ 1,071.28   N/A

Novak, Nancy
   2623 Van Hise Avenue
   Madison, WI 53705             $ 2,455.11         $ -         $ --        $ 2,110.54      Participant loan    $ 2,110.54   N/A

Pociask, Susan M.
   170 Hunters Lane
   Rockford, MI 49341            $ 3,645.98         $ -         $ --        $ 2,380.92      Participant loan    $ 2,380.92   N/A

Pociask, Susan M.
   170 Hunters Lane
   Rockford, MI 49341            $ 4,967.80         $ -         $ --        $ 3,487.23      Participant loan    $ 3,487.23   N/A

Havlicek, Patricia A.
   5117 Violet Lane
   Madison WI 53714              $ 3,396.45         $ -         $ --        $ 2,741.02      Participant loan    $ 2,741.02   N/A

Greil, Daniel J.
   705 Vermillion Street
   Hastings, MN 55033            $ 4,426.81         $ -         $ --           $ 52.49      Participant loan       $ 52.49   N/A

Baier, Karen A.
   3065 West Tanager Lane
   Green Bay, WI 54313           $ 1,374.34         $ -         $ --           $ 12.64      Participant loan       $ 12.64   N/A

Hribernik, Scott J.
   235 Brule Road
   De Pere, WI 54115             $ 1,484.11         $ -         $ --        $ 1,019.23      Participant loan    $ 1,019.23   N/A

Perone, Regina M.
   280 Joray Drive
   Mankato, MN 56001             $ 2,244.40         $ -         $ --        $ 1,129.01      Participant loan    $ 1,129.01   N/A

Perone, Regina M.
   280 Joray Drive
   Mankato, MN 56001             $ 2,800.00         $ -         $ --        $ 2,518.91      Participant loan    $ 2,518.91   N/A

Turner, Russell W.
   PO Box 662
   Excel, AL 36439               $ 5,000.00         $ -         $ --        $ 5,000.00      Participant loan    $ 5,000.00   N/A



Frontier Corporation
Employees' Retirement Savings Plan                                   Schedule II
Line 27b - Schedule of Loans or Fixed Income Obligations            Page 9 of 11
--------------------------------------------------------------------------------



                                                 Amount received during       Unpaid
                                  Original           reporting year           balance                              Amount overdue
  Identity and                     amount        ---------------------       at end of        Description       --------------------
address of obligor                of loan        Principal    Interest         year            of loan           Principal  Interest


Ikner, Brenda G.
   224 Harvest Lane
   Monroeville, AL 36460         $ 4,463.00         $ -         $ --        $ 4,463.00      Participant loan    $ 4,463.00   N/A

Weekly, Karen
   1033 North Jefferson
   Medina, OH 44256              $ 4,400.00         $ -         $ --        $ 4,400.00      Participant loan    $ 4,400.00   N/A

Phillips, Roger W.
   202 Sterrett Street
   Camden, AL 36726              $ 4,500.00         $ -         $ --        $ 4,500.00      Participant loan    $ 4,500.00   N/A

Daniel, Cereal C. Jr.
   206 6th Avenue
   Atmore, AL 36502             $ 10,000.00         $ -         $ --       $ 10,000.00      Participant loan   $ 10,000.00   N/A

Waters, Terry R.
   PO Box 636
   Excel, AL 36439               $ 4,500.00         $ -         $ --        $ 4,500.00      Participant loan    $ 4,500.00   N/A

Reeves, Beverly S.
   PO Box 1280
   Monroeville, AL 36461         $ 7,945.31         $ -         $ --        $ 7,945.31      Participant loan    $ 7,945.31   N/A

Fischer, Brenda K.
   6934 Polaris Lane
   Maple Grove, MN 55311         $ 1,936.29         $ -         $ --        $ 1,383.41      Participant loan    $ 1,383.41   N/A

Eldred, Joy M.
   813 10th Street
   Farmington, MN 55024          $ 1,605.17         $ -         $ --           $ 63.40      Participant loan       $ 63.40   N/A

Israel, Janet A.
   5721 Maves Trail S.E.
   Prior Lake, MN 55372         $ 11,119.70         $ -         $ --        $ 4,304.40      Participant loan    $ 4,304.40   N/A

Schliep, Elizabeth I.
   3450 Crystal Circle NW
   Prior Lake, MN 55372          $ 3,549.60         $ -         $ --        $ 3,549.60      Participant loan    $ 3,549.60   N/A

Johnson, Wendy
   2011 19th Avenue NE
   Minneapolis, MN 55418         $ 2,191.86         $ -         $ --          $ 889.60      Participant loan      $ 889.60   N/A

Janisch, Rebecca E.
   13928 Drommond Trail
   Apple Valley, MN 55124        $ 4,764.68         $ -         $ --        $ 1,476.84      Participant loan    $ 1,476.84   N/A

Barnett, Viola P.
   10205 Bagley
   Northfield, MN 55057         $ 13,875.72         $ -         $ --        $ 4,760.78      Participant loan    $ 4,760.78   N/A

Barnett, Viola P.
   10205 Bagley
   Northfield, MN 55057          $ 9,646.56         $ -         $ --        $ 1,753.92      Participant loan    $ 1,753.92   N/A



Frontier Corporation
Employees' Retirement Savings Plan                                   Schedule II
Line 27b - Schedule of Loans or Fixed Income Obligations           Page 10 of 11
--------------------------------------------------------------------------------



                                                 Amount received during       Unpaid
                                  Original           reporting year           balance                              Amount overdue
  Identity and                     amount        ---------------------       at end of        Description       --------------------
address of obligor                of loan        Principal    Interest         year            of loan           Principal  Interest


Rademacher, Jean A.
   705 Spruce Street
   Farmington, MN 55024          $ 4,070.00         $ -         $ --        $ 4,070.00      Participant loan    $ 4,070.00   N/A

Leahy, Joseph L.
   304 South Linden Place
   Northfield, MN 55057          $ 3,000.00         $ -         $ --        $ 2,383.32      Participant loan    $ 2,383.32   N/A

Patterson, David
   7491 Hidden Valley Court
   Cottage Grove, MN 55016       $ 5,678.27         $ -         $ --        $ 5,678.27      Participant loan    $ 5,678.27   N/A

Herreid, Betty J.
   1106 Sunset Road
   Worthington, MN 56187         $ 8,157.24         $ -         $ --        $ 8,112.16      Participant loan    $ 8,112.16   N/A

Israel, Jack L.
   5721 Maves Trail SE
   Prior Lake, MN 55372         $ 12,864.98         $ -         $ --       $ 12,864.98      Participant loan   $ 12,864.98   N/A

Antonovich, Stacy A.
   3930 East 8th #206C
   Casper, WY 82609              $ 1,095.62         $ -         $ --        $ 1,095.62      Participant loan    $ 1,095.62   N/A

Scanlon, Angela
   1383 County Road 8
   Shortsville, NY 14548         $ 3,800.00         $ -         $ --        $ 3,800.00      Participant loan    $ 3,800.00   N/A

Lynch, Gregory A.
   PO Box 190
   Milliken, CO 80543            $ 2,500.00         $ -         $ --        $ 2,500.00      Participant loan    $ 2,500.00   N/A

Guthrie, E.
   274 Orchard Drive
   Monroe, NY 10950             $ 14,714.09         $ -         $ --       $ 14,368.32      Participant loan   $ 14,368.32   N/A

Hamad, Aref K.
   14655 East Asbury Avenue
   Aurora, CO 80014              $ 2,300.00         $ -         $ --        $ 2,289.89      Participant loan    $ 2,289.89   N/A

Anderson, Scott D.
   4445 East 123rd Avenue
   Thornton, CO 80241              $ 900.00         $ -         $ --          $ 900.00      Participant loan      $ 900.00   N/A

Stuiber, Shannon C.
   10837 Kennedy Creek Rd SW
   Olympia, WA 98512             $ 1,706.10         $ -         $ --        $ 1,028.22      Participant loan    $ 1,028.22   N/A

Stuiber, Shannon C.
   10837 Kennedy Creek Rd SW
   Olympia, WA 98512             $ 3,158.26         $ -         $ --        $ 3,158.26      Participant loan    $ 3,158.26   N/A

Morris, Veronica
   14249 Dobson Avenue
   Dolton, IL 60419              $ 1,166.92         $ -         $ --        $ 1,166.92      Participant loan    $ 1,166.92   N/A


Frontier Corporation
Employees' Retirement Savings Plan                                   Schedule II
Line 27b - Schedule of Loans or Fixed Income Obligations           Page 11 of 11
--------------------------------------------------------------------------------



                                                 Amount received during       Unpaid
                                  Original           reporting year           balance                              Amount overdue
  Identity and                     amount        ---------------------       at end of        Description       --------------------
address of obligor                of loan        Principal    Interest         year            of loan           Principal  Interest


Diehl, William R.
   336 Hemingway Lane
   Roswell, GA 30075               $ 817.00         $ -         $ --           $ 29.64      Participant loan       $ 29.64   N/A

Diehl, William R.
   336 Hemingway Lane
   Roswell, GA 30075             $ 4,000.00         $ -         $ --        $ 3,968.88      Participant loan    $ 3,968.88   N/A

Pitman, James E.
   3555 Bell Road
   Auburn, CA 95603              $ 2,204.17         $ -         $ --        $ 1,406.56      Participant loan    $ 1,406.56   N/A


Frontier Corporation
Employees' Retirement Savings Plan
Line 27d - Schedule of Reportable Transactions
-------------------------------------------------------------------------------

                                                                                                             Expense
                                                           Number                                           incurred
       Identity of                   Description             of        Purchase      Selling      Lease       with
      party involved                   of asset         transactions    price         price       rental   transaction
Series of Transactions:

Putnam Voyager Fund*           Registered Investments        302      $12,044,864                  N/A        N/A

Putnam Voyager Fund*           Registered Investments        634                    $ 9,450,131    N/A        N/A

Stable Value Fund              Insurance Company Pooled
                                Separate Account             474       14,511,618                  N/A        N/A

Stable Value Fund              Insurance Company Pooled
                                Separate Account             566                     11,564,844    N/A        N/A

Frontier Corporation*          Common Stock                  313       17,297,074                  N/A        N/A

Frontier Corporation*          Common Stock                  743                     18,764,399    N/A        N/A

Putnam S & P 500 Index Fund*   Common Trust                  310        7,692,747                  N/A        N/A

Putnam S & P 500 Index Fund*   Common Trust                  562                      5,995,487    N/A        N/A


                                              Current value
                                                of asset on       Net
       Identity of                 Cost of     transaction       gain
      party involved               asset          date          (loss)
Series of Transactions:

Putnam Voyager Fund*             $12,044,864   $12,044,864

Putnam Voyager Fund*               7,456,156     9,450,131    $1,993,975

Stable Value Fund
                                  14,511,618    14,511,618             -

Stable Value Fund
                                  11,564,844    11,564,844             -

Frontier Corporation*             17,297,074    17,297,074             -

Frontier Corporation*             14,796,814    18,764,399     3,967,585

Putnam S & P 500 Index Fund*       7,692,747     7,692,747             -

Putnam S & P 500 Index Fund*       3,823,554     5,995,487     2,171,933

*  Denotes party-in-interest